Exhibit 99.1

CIAN ANNOUNCES FILING OF FORM 15F TO DEREGISTER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

September 20, 2023

LARNACA, Cyprus – (BUSINESS WIRE) – Cian PLC (MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, announces that it filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) today with the intention of terminating the registration of its ordinary shares (the “Ordinary Shares”) and American Depositary Shares (the “ADSs”), each representing one Ordinary Share, and its reporting obligations under Sections 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the filing of the Form 15F with the SEC, all the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied.

Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act (collectively, the “Deregistration”) are expected to become effective 90 days after its filing of Form 15F with the SEC (“Form 15 Effective Date”). Once the Form 15F is filed and before the Form 15F Effective Date, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://ir.ciangroup.ru/. Notwithstanding the Deregistration, the Company currently intends to continue disclosing financial information on a regular basis subject to applicable laws and regulations.

The Company decided to proceed with the Deregistration following the affirmative decision by a Committee of the Board of Directors of the New York Stock Exchange to delist the Company’s ADSs from the New York Stock Exchange (the “Delisting”), as previously disclosed in the Company’s press release published on July 24, 2023. The Delisting became effective on July 31, 2023.

The Company intends to maintain its ADS program and the corresponding deposit agreement following the Delisting and Deregistration, and the trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

The Delisting and Deregistration do not impact the Company’s business operations or financial position, and we remain focused on maintaining business growth. The Company remains committed to acting in the best interests of all of its stakeholders, including investors, customers, merchants, our multiple business partners and employees to the best of its ability.

Neither the Company nor any of its subsidiaries is directly subject to any sanctions imposed by authorities of the United States, the United Kingdom, the European Union or other countries.

Contacts

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

pr@cian.ru

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for August 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first quarter of 2023, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 19 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.